Independent Auditors' Consent




To the Shareholders and Board of Trustees of Consulting Group Capital Markets Funds:
We consent to the incorporation by reference, in this Prospectus and Statement of Additional Information, of our report dated May 8, 2001, on the statement of assets and liabilities for the Global Sciences and Technology
Investments of Consulting Group Markets Funds as of March
31, 2001, and the related statements of operations, changes in net assets, and financial highlights for the period from November 28, 2000 to March 31, 2001. These financial statements and financial highlights and our report thereon are included in the Annual Report of the Fund as filed on Form N-30D.
We also consent to the references to our firm under the headings "Financial Highlights" in the Prospectus and "Auditors" in the Statement of Additional Information.



KPMG
LLP
New York, New York
July 25, 2001

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